The Andina Group, Inc.

179 South 1950 East

Layton, UT 84040

April 6, 2009

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington DC, 20549

RE:

The Andina Group, Inc.

Form S-1 Registration Statement

File No. 333-148967

Dear Mr. Spirgel:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to April 8, 2009 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve The Andina Group, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Andina Group, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE ANDINA GROUP, INC.

/s/ Burke Green

Burke Green, President